UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59804T100

(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings LLC
712 Fifth Avenue, 19th Floor
New York, NY 10019
(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Production, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,007,407

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,007,407

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,007,407

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Operating Company, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,037,037

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,037,037

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,037,037

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Operating GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,037,037

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,037,037

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,037,037

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Company of Oklahoma, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,037,037

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,037,037

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,037,037

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person R/C IV Eagle Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,037,037

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,037,037

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,037,037

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,037,037

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,037,037

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,037,037

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 59804T100

1	Name of Reporting Person R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,037,037

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,037,037

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,037,037

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.8%

14	Type of Reporting Person OO

Item 1.  Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 (the “Common Stock”) of Midstates Petroleum Company, Inc., a Delaware corporation (the “Issuer” or “Midstates”), which has its principal executive offices at 4400 Post Oak Parkway, Suite 1900, Houston, Texas 77027.

Item 2.  Identity and Background

(a), (b)        The name and principal business addresses of the persons filing are as follows:

Name	Principal Business Address
Eagle Energy Production, LLC, a Delaware limited liability company	200 Reunion Center 9 East 4th Street Tulsa, OK 74103
Eagle Energy Operating Company, LLC, a Delaware limited liability company
Eagle Energy Operating GP, LLC, a Delaware limited liability company
Eagle Energy Company of Oklahoma, LLC, a Delaware limited liability company
R/C IV Eagle Holdings, L.P., a Delaware limited partnership	c/o Riverstone Holdings LLC 712 Fifth Avenue, 36th Floor New York, NY 10019
Riverstone/Carlyle Energy Partners IV, L.P., a Delaware limited partnership
R/C Energy GP IV, LLC, a Delaware limited liability company

Eagle Energy Production, LLC (“Eagle”), Eagle Energy Operating Company, LLC (“Eagle Operating”), Eagle Energy Operating GP, LLC (“Eagle Operating GP”) and Eagle Energy Company of Oklahoma, LLC (“Eagle Oklahoma”) are collectively referred to herein as the “Eagle Entities.”  R/C IV Eagle Holdings, L.P. (“Eagle Holdings”), Riverstone/Carlyle Energy Partners IV, L.P. (“R/C GP”) and R/C Energy GP IV, LLC (“Ultimate R/C GP”) are collectively referred to herein as the “R/C Entities.”  The Eagle Entities and R/C Entities are collectively referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)           (i) The Eagle Entities are engaged in the acquisition, exploration, development, and production of natural gas and crude oil.

(ii)  Each of the Riverstone Entities is a private equity investment fund. R/C IV Eagle Holdings, L.P. was formed to be a member of Eagle Energy Company of Oklahoma, LLC. Riverstone/Carlyle Energy Partners IV, L.P.’s principal business is serving as the general partner of Riverstone/Carlyle Global Energy and Power Fund IV L.P. and various other affiliated entities. R/C Energy GP IV, LLC’s principal business is serving as the general partner of Riverstone/Carlyle Energy Partners IV, L.P.

(d)-(e)     During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information required by this Item 2 concerning the executive officers and managers, as applicable, of certain of the Reporting Persons (collectively, the “Listed Persons”) is set forth on Schedule A, attached hereto, which is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the persons listed on Schedule A as an executive officer or manager of certain of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On August 11, 2012, the Issuer and Midstates Petroleum Company, LLC (“Midstates Sub”), a wholly-owned subsidiary of Issuer, entered into an Asset Purchase Agreement (the “Agreement”) with Eagle, pursuant to which Midstates Sub agreed to acquire certain interests in producing oil and natural gas assets, unevaluated leasehold acreage in Oklahoma and Kansas and the related hedging instruments (the “Transaction”). The aggregate purchase price, subject to adjustment as provided in the Agreement, consists of (a) $325.0 million in cash and (b) 325,000 shares of Series A Preferred Stock (“Series A Stock”) of Midstates with an initial liquidation preference of $1,000 per share.

On October 1, 2012, Midstates issued 260,000 shares of Series A Stock in connection with the closing of the Transaction to Eagle Operating, and deposited 65,000 shares of Series A Stock (the “Escrowed Shares”) into an escrow account to secure certain of Eagle’s indemnity obligations under the Agreement.

The shares of Series A Stock have an initial liquidation value of $1,000 per share, and are convertible, in whole but not in part, at the option of the holders of a majority of the outstanding Series A Stock into shares of Common Stock on or after October 1, 2013. At such time, the Series A Stock may be converted, in whole but not in part, at the option of the holders of a majority of the outstanding shares of Series A Stock, into a number of shares of Common Stock calculated by dividing the then-current liquidation preference by the conversion price of $13.50 per share. If not previously converted, the Series A Stock will be subject to mandatory conversion into shares of Common Stock on September 30, 2015 at a conversion price based upon the volume weighted average price of Common Stock during the 15 trading days immediately prior to the mandatory conversion date, but in no instance will the price be greater than $13.50 per share or less than $11.00 per share.

Dividends on the Series A Stock will accrue at a rate of 8.0% per annum, payable semiannually on March 30 and September 30, at the Midstates’ sole option, in cash or through an increase in the liquidation preference. On March 30, 2013, Midstates elected to pay the $13 million dividend due on that date through an increase in the Series A Stock liquidation preference to $1,040.

Additionally, the Series A Stock will be entitled to participate on an as-converted basis in any Common Stock dividends declared during the period in which Series A Stock is outstanding. On October 1, 2013, the total number of the Escrowed Shares less the number of any shares of Series A Stock released to Midstates in satisfaction of any indemnification obligations of Eagle arising after the between closing date of the Transaction and the first anniversary thereof will be released to Eagle.

Holders of the Series A Stock are entitled to vote on an as-converted basis on all matters submitted to common shareholders for approval other than the election of members to Midstates’ board of directors and proposals seeking the approval of certain transactions where the holders of the Series A Stock would be entitled to consideration at least equal to their liquidation preference.  After October 1, 2013, in the event the Midstates’ volume weighted share price exceeds the conversion price then in effect for 15 consecutive trading days, rights to vote the Series A Stock on an as-converted basis will terminate. Additionally, as long as any shares of Series A Stock remain outstanding, holders of the Series A Stock are entitled to elect one member to the Midstates’ board of directors.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Series A Stock reported in Item 3 above for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a) — (j) of Schedule 13D.

(a)                     The Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase shares of Common Stock or other equity securities of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Series A Stock or shares of Common Stock of the Issuer now owned or hereafter acquired by them to one or more purchasers.

(b)                     None.

(c)                      None.

(d)                     None.

(e)                      None.

(f)                       None.

(g)                      None.

(h)                     None.

(i)                         None.

(j)                        Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)-(b) The number and percentage of shares of Common Stock of the Issuer reported as beneficially owned herein reflect certain factual assumptions regarding October 1, 2013, the first date on which the Reporting Persons may convert the shares of Series A Stock held by them into shares of Common Stock.   These assumptions include:  (i) all of the Escrowed Shares are released to Eagle; (ii) all shares of Series A Stock have a liquidation preference of $1,040 at the time of conversion, and are converted at a price of $13.50; and (iii) there are 93,413,545 shares of Common Stock outstanding following such conversion.

Eagle Energy Production, LLC

a)	Amount beneficially owned: 5,007,407		Percentage: 5.4%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 5,007,407
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 5,007,407

Eagle Energy Operating GP, LLC

a)	Amount beneficially owned: 25,037,037		Percentage: 26.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,037,037
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 25,037,037

Eagle Energy Operating Company, LLC

a)	Amount beneficially owned: 25,037,037		Percentage: 26.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,037,037
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 25,037,037

Eagle Energy Company of Oklahoma, LLC

a)	Amount beneficially owned: 25,037,037		Percentage: 26.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,037,037
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 25,037,037

R/C IV Eagle Holdings, L.P.

a)	Amount beneficially owned: 25,037,037		Percentage: 26.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,037,037
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 25,037,037

Riverstone/Carlyle Energy Partners IV, L.P.

c)	Amount beneficially owned: 25,037,037		Percentage: 26.8%
a)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,037,037
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 25,037,037

R/C Energy GP IV, LLC

c)	Amount beneficially owned: 25,037,037		Percentage: 26.8%
a)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 25,037,037
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 25,037,037

Ultimate R/C GP is the general partner of R/C GP, which is the general partner of Eagle Holdings, which is the controlling member of Eagle Oklahoma, which is the sole managing member of Eagle Operating GP, which is the general partner of Eagle Operating, which is the record holder of the 260,000 shares of Series A Stock. Each of Ultimate R/C GP, R/C GP, Eagle Holdings, Eagle Oklahoma and Eagle Operating GP may be deemed to indirectly own Series A Stock (and the underlying Common Stock) directly owned by Eagle Operating. In addition, Eagle Operating is the sole managing member of Eagle. As described above, 65,000 shares of Series A Stock were deposited into an escrow account and all or a portion of those shares will be distributed to Eagle on October 1, 2013. Each of Ultimate R/C GP, R/C GP, Eagle Holdings, Eagle Oklahoma, Eagle Operating GP and Eagle Operating may be deemed to indirectly own the amount of any Series A Stock (and the underlying Common Stock) to be distributed on such date.

(c)           To the best knowledge of the Reporting Persons, no transactions were affected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)          Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement. On October 1, 2012, in connection with the closing of the Transaction, Midstates, Eagle, FR Midstates Interholding, LP (“FRMI”) and certain of Midstates’ other stockholders entered into a Registration Rights Agreement (the “Eagle Registration Rights Agreement”), pursuant to which Midstates has agreed to register the sale of shares of Common Stock under the circumstances described below.

At any time after the conversion of the Series A Stock into Common Stock, Eagle has the right to require Midstates by written notice to register the sale of any number of their shares of Common Stock. Midstates is required to provide notice of the demand request within 30 days following receipt of such demand request to all stockholders party to the Eagle Registration Rights Agreement to allow for inclusion of such other stockholders’ Common Stock. Eagle and FRMI each have the right to cause up to an aggregate of six such demand registrations. In no event shall more than one demand registration occur within six months after the effective date of a registration statement filed pursuant to a demand request or within 60 days prior to Midstates’ good faith estimate of the date of an offering and 180 days after the effective date of a registration statement we file.

If, at any time, Midstates proposes to register an offering of Common Stock (subject to certain exceptions) for our own account, then it must give prompt notice (subject to reduction to one business days’ notice in connection with certain offerings) to all stockholders party to the Eagle Registration Rights Agreement to allow them to include a specified number of their shares in that registration statement.

These registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares to be included in a registration and Midstates’ right to delay or withdraw a registration statement under certain circumstances. The obligations to register shares under the Eagle Registration Rights Agreement will terminate when no registrable shares (as defined in the Eagle Registration Rights Agreement) remain outstanding.

Item 7.  Material to Be Filed as Exhibits

Exhibit A —	Joint Filing Agreement

Exhibit B —

Asset Purchase Agreement, dated August 11, 2012 among Midstates Petroleum Company, LLC, Midstates Petroleum Company, Inc. and Eagle Energy Production, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Midstates Petroleum Company, Inc. (File No. 001-3352), filed with the Securities and Exchange Commission on August 13, 2012).

Exhibit C —

Registration Rights Agreement, dated October 1, 2012, by and among Midstates Petroleum Company, Inc., Eagle Energy Production, LLC, FR Midstates Interholding, LP and certain other parties (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Midstates Petroleum Company, Inc. (File No. 001-3352), filed with the Securities and Exchange Commission on October 2, 2012).

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2013

EAGLE ENERGY PRODUCTION, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

EAGLE ENERGY OPERATING COMPANY, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

EAGLE ENERGY OPERATING GP, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

EAGLE ENERGY COMPANY OF OKLAHOMA, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

Signature Page to Schedule 13D

R/C IV EAGLE HOLDINGS, L.P.

BY:	RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P., Its General Partner
BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P
BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

R/C ENERGY GP IV, LLC

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

Signature Page to Schedule 13D

SCHEDULE A

Investment Committee of R/C Energy GP IV, LLC

David Leuschen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone Holdings LLC (“Riverstone”)

Citizenship: USA

Amount Beneficially Owned: 0

Pierre F. Lapeyre, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0

Lord John Browne

c/o Riverstone Europe LLP

3 Burlington Gardens

London W1S 3EP England

Principal Occupation: Partner of Riverstone

Citizenship: UK

Amount Beneficially Owned: 0

Michael B. Hoffman

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0

N. John Lancaster, Jr.

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0

Andrew W. Ward

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, New York 10019

Principal Occupation: Partner of Riverstone

Citizenship: USA

Amount Beneficially Owned: 0

Daniel A. D’Aniello

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W., Suite 200 South

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0

Edward J. Mathias

c/o The Carlyle Group

1001 Pennsylvania Avenue, N.W., Suite 200 South

Washington, D.C. 20004

Principal Occupation: Managing Director of The Carlyle Group

Citizenship: USA

Amount Beneficially Owned: 0

Executive Officers of Eagle Energy Company of Oklahoma, LLC

Steve Antry

c/o Eagle Energy Company of Oklahoma, LLC

200 Reunion Center

9 East 4th Street

Tulsa, OK 74103

Principal Occupation:   Chief Executive Officer and Chairman of the Board at Eagle Energy Company of Oklahoma, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Michael O’Kelley

c/o Eagle Energy Company of Oklahoma, LLC

200 Reunion Center

9 East 4th Street

Tulsa, OK 74103

Principal Occupation:   Chief Operating Officer at Eagle Energy Company of Oklahoma, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Ben C. Kemendo

c/o Eagle Energy Company of Oklahoma, LLC

200 Reunion Center

9 East 4th Street

Tulsa, OK 74103

Principal Occupation:   Chief Financial Officer at Eagle Energy Company of Oklahoma, LLC

Citizenship: USA

Amount Beneficially Owned: 0